[KPMG Letterhead]





June 23, 2000



Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for Zions Bancorporation and, under the date February 7, 2000, we reported on the consolidated financial statements of Zions Bancorporation and subsidiearies as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999. On June 19, 2000, our appointment as principal accountants was terminated. We have read Zions Bancorporation's statements included under Item 4 of its Form 8-K dated June 23, 2000, and we agree with such statements.

Very truly yours,

/s/KPMG LLP